SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                        Pan-International Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    698072204
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                                 (CUSIP Number)

                               Stephen M. Thompson
                          213 South Robertson Boulevard
                             Beverly Hills, CA 90211
                                  310-288-4585
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                November 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698072204
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(1)      Name of Reporting Person / I.R.S. Identification No. of Above Person
         (entities only)

         World Call Funding, Inc. (94-3264026)
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(2)      Check the Appropriate Box if a Member of a Group            N/A
         (a)      [_]
         (b)      [_]
- -----------------------------------------------------------------------------
(3)      SEC Use Only

- -----------------------------------------------------------------------------
(4)      Source of Funds

         WC
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): [_]

         N/A
- -----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Nevada
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Number of         (7)      Sole Voting Power                1,850,000 shares
Shares           --------------------------------------------------------------
Beneficially      (8)      Shared Voting Power              N/A
Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power          1,850,000 shares
ing Person       --------------------------------------------------------------
With              (10)     Shared Dispositive Power         N/A
- -----------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,850,000 shares
- -----------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [_]

         N/A
- -----------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         69.3%
- -----------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO

- ------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value, of Pan-International Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 213 South Robertson Boulevard, Beverly Hills, CA 90211.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of World Call Funding, Inc., a Nevada corporation (the "World Call") and Stephen M. Thompson ("Mr. Thompson") the sole shareholder, officer and director of World Call. The business address of World Call and Mr. Thompson is 213 South Robertson Boulevard, Beverly Hills, CA 90211. On November 19, 2001 World Call acquired 1,850,000 shares of common stock (the "Shares") of the Issuer as more fully described in Item 5 of this Schedule 13D.

World Call is currently engaged in providing business and financial consulting services and engaging in investment activities on behalf of Mr. Thompson.

During the last five years, neither World Call nor Mr. Thompson (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price of $175,000 for the 1,850,000 shares of common stock of the Issuer purchased by World Call was funded from the working capital of World Call.

ITEM 4.  PURPOSE OF TRANSACTION

World Call acquired the shares of the Issuer in order to effect a transaction between the Issuer and a private company. On October 17, 2001 the Issuer entered into a Letter of Intent with Cyber Centers, Inc., a Nevada corporation ("Cyber Centers") as set forth in Item 6 of this Schedule 13D. The transaction contemplated by the Letter of Intent will result in the issuance to Cyber Centers of a minimum of 4,000,000 and a maximum of 6,000,000 shares of common stock of the Issuer. World Call is, as of November 19, 2001 the holder of approximately 2.96% of the outstanding shares of Cyber Centers. A pro rata distribution of 4,000,000 shares of the Issuer to the shareholders of Cyber Centers would result in the transfer to World Call of approximately 118,400 shares or approximately 1.8% of the 6,688,250 shares of common stock of the Issuer then outstanding. A pro rata distribution of 6,000,000 shares of the Issuer to the shareholders of Cyber Centers would result in the transfer to World Call of approximately 177,600 shares or approximately 2.0% of the 8,688,250 shares of the Issuer then outstanding.

In connection with the change of control of the Issuer on November 19, 2001, the Board of Directors of the Issuer was expanded from two to four and Stephen M. Thompson and George Marlowe were appointed directors of the Issuer to fill the vacancies created by such expansion. Mr. Thompson is the President and sole shareholder of World Call. It is anticipated that following the compliance with Rule 14f-1 under the Act that Kent E. Lovelace, Jr. and Harvey Judkowitz will resign as directors of the Issuer and that the remaining directors, Messrs. Thompson and Marlowe, will appoint one additional person to be a director, to serve for a period of one year and until his successor is duly elected.

World Call does not anticipate any material change in the present capitalization or dividend policy of the Issuer except as set forth herein.

World Call has no plans to effect any change in the Issuer's Articles of Incorporation or Bylaws or any other actions which may impede the acquisition of control of the Issuer by any person. World Call may seek such changes in the future.

World Call has no plans to cause the common stock of the Issuer to cease to be authorized to be quoted on the Electronic Bulletin Board where the Issuer's common stock is presently quoted.

World Call has no plan to cause the common stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of November 19, 2001, World Call and Mr. Thompson beneficially owned 1,850,000 shares of common stock of the Issuer, constituting approximately 69.3% of the outstanding Common Stock of the Issuer, based on 2,668,250 shares outstanding as of November 19, 2001, following the recent 1 for 2 reverse split of the Issuer's common stock.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) On November 19, 2001, World Call acquired the Shares as the assignee of an agreement effective July 31, 2001 between Kent E. Lovelace, Jr. ("Lovelace") and Harold Schneider ("Schneider"). Pursuant to the agreement between Lovelace and Schneider, Lovelace agreed to sell and Schneider agreed to purchase the Shares for an aggregate purchase price of $175,000. Schneider assigned the agreement to World Call on August 3, 2001 in consideration for the payment of $25,000 and the transfer to Schneider of 180,000 shares of common stock of the Issuer. The transactions between Lovelace and Schneider were to the best knowledge of World Call and Mr. Thompson privately negotiated transactions and the transaction between Schneider and World Call was a privately negotiated transaction. There were no other transactions in the securities of the Issuer that were effected in the 60 days prior to November 19, 2001 by either World Call or Mr. Thompson except for 3,000 shares of the Issuer purchased by Mr. Thompson in open market transactions.

(d) N/A
(e) N/A


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On October 17, 2001 the Issuer entered into a Letter of Intent with Cyber Centers. The Letter of Intent contemplates the acquisition by the Issuer of all of the outstanding shares of common stock of Cyber Centers in consideration for the issuance to Cyber Centers of an aggregate of 4,000,000 shares of common stock of the Issuer (the "Transaction") representing approximately 57% of the then outstanding shares. The Letter of Intent is subject to a number of conditions including, without limitation, that a definitive agreement regarding the Transaction be executed, that the Board of Directors (and, to the extent required by applicable law, the stockholders) of the Issuer and Cyber Centers approve the Transaction, that each party be satisfied with its due diligence review of the other party and that the proposed issuance of shares of the Issuer's common stock be exempt from all applicable securities offering registration requirements.

     In anticipation of the consummation of the Transaction, the Issuer will solicit the consent of its shareholders to amending the Issuer's Articles of Incorporation to change the Issuer's name to "Global Business Services, Inc." a name which will better reflect the business of the Issuer following the completion of the Transaction. It is presently anticipated that the change of name will be effected on or prior to January 11, 2002 and that the Transaction will be completed on or before February 28, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement effective July 31, 2001 between Kent Lovelace, Jr. and Harold Schneider.

     (b) Agreement dated August 3, 2001 between Harold Schneider and World Call Funding, Inc.

     (c) Letter of Intent dated October 17, 2001 between Cyber Centers, Inc. and the Issuer.

     (d) Agreement of World Call, Inc. and Stephen M. Thompson.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2001

World Call Funding, Inc.

By: /s/ STEPHEN M. THOMPSON                              /s/ STEPHEN M. THOMPSON
    -----------------------                              -----------------------
         Stephen M. Thompson                             Stephen M. Thompson
         President



CyberCen\Schedule13-D-CO

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